FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

Date of Report: May 25, 2021
Commission File No.: 000-29992

OPTIBASE LTD.
(Translation of registrant’s name into English)

8 Hamenofim Street
Herzliya 4672559, Israel
+972-73-7073700
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒       Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐       No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Attached hereto and incorporated by way of reference herein is a report issued by the Registrant and entitled "Optibase Monitoring Report May 2021 by Midroog"

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

OPTIBASE LTD. (the “Registrant”) By: /s/ Amir Philips —————————————— Amir Philips Chief Executive Officer

Date: May 25, 2021

Optibase Ltd.

Monitoring Report | May 2021

This credit rating report is a translation of a report that was written in Hebrew for a debt issued in Israel. The binding version is the one in the origin language.

Contacts:

Hay Riany, CPA
Team Leader – Primary Rating Analyst
Hay.riany@midroog.co.il

Shiran Fima, CPA
Analyst – Secondary Rating Analyst
Shiranfh@midroog.co.il

Ran Goldstein, VP
Head of Real Estate Finance
Rang@midroog.co.il

 Midroog

Optibase Ltd.

Series rating	Baa1.il	Rating outlook: Stable

Midroog affirms the Baa1.il rating with stable outlook for bonds (Series A) issued by Optibase Ltd. (hereinafter: "the Company").

Outstanding bonds rated by Midroog:

Bond series	ISIN	Rating	Outlook	Maturity
Series A	1136209	Baa1.il	Stable	December 31, 2021

Summary of rating rationale

•
The Company's activity is focused on rental property (office and commercial) in the USA and in Switzerland, which contributes to stability of the operating environment. These countries are rated Aaa with a Stable outlook by Moody's investors service and have strong, stable economies.

•
The Company's business profile is supported by total assets balance that is expected to continue being appropriate for the rating but is negatively affected by weak asset diversification and by relatively short contract duration, with the average weighted contract duration for the Company being shorter than 3 years.

•
Leverage ratios are favorable for the rating and support the Company's financial profile. As of December 31, 2020, the ratio of net debt to net CAP (after adjustments by Midroog) was 54%. Note that this ratio is supported, inter alia, by completing the sale of a property portfolio in Germany in 2020. Midroog believes that this ratio should be slightly higher due, inter alia, to potential investments by the company and should range between 60%-64% over the short to medium term which is still a strong ratio for the rating.

•
The Company's total FFO sum is low for the rating, but fast coverage ratios are supportive of the financial profile. Midroog believes that the Company's FFO over the medium to long term should range between USD 9-11 million only, and the coverage ratio of net debt to FFO will be fast for the rating, ranging between 22-24 years.

•
In absence of unencumbered properties, the Company's financial flexibility is limited, and relies primarily on properties with LTV ration that would allow, if needed, for re-financing to achieve increased liquidity. As of December 31, 2020, the Company's ratio of secured debt to investment property was 59%. According to Midroog's basecase scenario, which includes, inter alia, potential erosion in valuation of Company assets, this ratio should range between 59%-61% which is appropriate for the rating.

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•
The Company has sufficient liquid balances for bond service. As of December 31, 2020, the Company's (consolidated) liquid balances amounted to USD 29 million. The balance of Company bonds (Series A) as of said date amounted to only USD 3.1 million, expected to be fully redeemed in December 2021.

•	The Company's rating is negatively affected by limited scope of asset diversification and weak operational diversification of the Company, along with lower holding stakes in some properties.

Midroog's basecase scenario includes, inter alia, repayment of bank loans and bonds in conformity with the Company's repayment schedule, CapEx investments in properties, payment to tenant LEM, in accordance with a settlement agreement as reported by the Company on October 20, 2020, as well as potential investment in new properties, in accordance with Midroog's scenario. The basecase scenario also includes current receipts and payments from Company properties.

As part of the basecase scenario, Midroog has prepared various sensitivity scenarios including, inter alia, potential erosion of valuation of Company properties, potential erosion of USD/NIS exchange rate, as well as various sensitivity scenarios regarding timing and the Company's revenues and expenses.

Accordingly, the Company's ratio of net debt to net CAP over the short to medium term should range between 60%-64% which is a strong ratio for the rating; the Company's FFO total sum over the medium to long term should range between USD 9-11 million only, which is negative for the rating; but the coverage ratio of net debt to FFO should be fast for the rating, ranging between 22-24 years.

Midroog's adjustments applied to the financial ratios (hereinafter: "Midroog adjustments") include, inter alia, adjustment of valuation of Company properties in lieu of their presentation at depreciated cost on the Company's financial statements, which are compiled in conformity with US GAAP, by excluding accumulated depreciation and/or including the fair value and adding the Company's share of debt and results of equity-accounted investees.

Rating outlook

The Stable rating outlook reflects our assessment that the Company will maintain a stable cash flow from its properties, as well as sufficient liquid balances for bond service.

Factors That Could Lead to a Rating Upgrade:

•	Significant growth in operations and improved property diversification
•	Significant increase in FFO sum
•	Significant improvement in financial flexibility, with emphasis on scope of un-pledged assets

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Factors That Could Lead to a Rating Downgrade:

•	Significant decrease to Company's liquidity
•	Significant erosion of leverage ratios and/or coverage ratios of the Company beyond Midroog's forecasts
•	Material investments associated with higher risk compared to Company's activity

Optibase Ltd. – Key data, USD in millions
	December 31, 2020	December 31, 2019	December 31, 2018	December 31, 2017
Financial debt	189	209	211	219
Net financial debt	160	196	197	199
Net debt to net CAP	54%	60%	62%	63%
FFO	12.6	11.4	N/A	N/A
Net debt to FFO	13	17	N/A	N/A
Un-pledged assets to total assets	0%	0%	0%	0%

*	The benchmarks presented in this table are after adjustments by Midroog and may not be identical to those presented by the Company.

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Detailed rating considerations

Company operations in the rental property market in the USA and in Switzerland support the stability of the Company's operating environment

The Company has rental properties located in the USA and Switzerland, which is supportive of a stable operating environment.

The USA is rated Aaa with a Stable outlook by Moody's investors service and has a strong, stable economy. Unemployment in the USA increased significantly in the first half of 2020, due to the Corona Virus, after being at historical lows in recent years, and has peaked at double-digit levels. However, since the second half of last year, the unemployment rate has recovered and as of April 2021, the unemployment rate in the USA was at 6.1%, and is expected to decrease further, down to 4.3% in 20231.

In the US office space market, occupancy rates in the first quarter of 2021 decreased to 84% (from 87.7% in the corresponding period last year), with a decrease in Philadelphia (86.9%) as well as Chicago (82.4%), where the Company does business, inter alia2. Let it be noted that while occupancy rates in Philadelphia and in Chicago have been relatively volatile over the years, these areas have seen a consistent upward trend in rent fees.

Switzerland, which is also rated Aaa with a Stable outlook by Moody's investors service, has a strong, stable economy. The unemployment rate in Switzerland is very low, and only increased slightly in 2020 (remaining below 4%). As of April 2021, the unemployment rate was only 3.3%, and is expected to decrease to 2.8% in 20233.

The office market in Geneva, Switzerland – where the Company's material property (CTN) is located – has seen constantly growing supply in recent years, which somewhat impacted occupancy rates and rent. This being said, occupancy rates remained high compared to other markets, at 94% in 20204.

The Company has total assets appropriate for the rating, but the weak operational diversification and short contract duration negatively affect its business profile

In conformity with Midroog's basecase scenario, the Company's total assets (after Midroog adjustments) should continue to be appropriate for the rating.

However, the Company has but a small number of properties, and in 2020 the top property accounted for 45% of the Company's NOI. In Midroog's scenario, if the Company will acquire more properties in the short to medium term, after completing the sale of the property portfolio in Germany in 2020, the acquisition may contribute to the Company's property diversification.

[1]	Source: Trading economics
[2]	Source: CBRE
[3]	Source: Trading economics
[4]	Source: JLL

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Chart 1: Property diversification based on Company share of NOI, as of December 31, 2020

Moreover, the business profile is negatively impacted by relatively short lease durations, which as of December 31, 2020 are on average shorter than 3 years, and by exposure to a material tenant accounting for 10% of Company revenues (excluding a 4% holding in commercial properties in Texas). Due to a settlement agreement signed by the Company and the tenant, following a legal proceeding, this tenant is expected to depart from the property by 2023. Let it be noted that departure of this material tenant, without prior preparation for occupancy of the areas to be vacated, may negatively impact both the Company's business profile and financial profile.

The Company's financial profile is supported by leverage and coverage ratios that are favorable for the rating, despite the relatively low FFO sum

As of December 31, 2020, the ratio of net debt to net CAP for the Company (after adjustments by Midroog) was 54%.  According to Midroog's basecase scenario, this ratio should be somewhat eroded due, inter alia, to investment in new properties, and due to potential erosion in valuations of Company properties because of the continued Corona Virus crisis, and therefore in the short to medium term should range between 60%-64% which is favorable for the rating.

Conversely, the Company has low FFO sum   for the rating, amounting to only USD 12.6 million in 2020. In conformity with Midroog's basecase scenario, this ration should range between USD 9-11 million over the medium term and which is low for the rating. However, the coverage ratio of net debt to FFO should range between 22-24 years and which is favorable for the rating.

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Absence of unencumbered properties has negative implications for the Company's financial flexibility. Conversely, liquid balances are sufficient for bonds service

In absence of un-encumbered properties, the Company's financial flexibility is limited, primarily due to properties with LTV ration that in Midroog's scenario would allow, if needed, for re-financing to generate excess cash flow. As of December 31, 2020, the Company's ratio of secured debt to investment property was 57%, and Midroog believes it may be slightly eroded due, inter alia, to re-financing of the property in Philadelphia and to potential erosion in valuation of Company properties because of the continued Corona Virus crisis and should range between 57%-60% over the short to medium term, which is appropriate for the rating.

As of December 31, 2020, the Company had liquid balances and credit facilities amounting in total to USD 36 million (consolidated), where the balance of Company bonds (Series A) amounted to only USD 3.1 million. This balance should be fully redeemed in December 2021. Midroog believes that the Company's liquid balances, and credit facilities should continue to be satisfactory for debt service of the bonds.

Let it be noted that Midroog included in this ratio representative annual liquid balances and credit facilities for debt service of un-secured debt principal which includes, inter alia, amortization with respect to debt secured by properties in Miami, as these do not generate current cash flow to cover debt service.

Chart 2: Repayment schedule of bonds (Series A) as of December 31, 2020, USD in millions

Other rating considerations

The Company's actual rating of Baa1.il is one notch lower than the rating based on the rating scorecard of A3.il, due to small scale of operations and weak property diversification of the Company, along with small holding stakes in some properties, which negatively impacts the Company's business profile and financial flexibility beyond what is reflected by the rating scorecard. Moreover, the Company's exposure to a material tenant, expected to depart in the next two years, may negatively impact the Company's business profile and financial profile, as noted above.

The scope of Company operations, and in particular the weak property diversification in some properties, negatively impact its business profile. FFO sum that is low for the rating, which may be more sensitive to fluctuations in properties and to volatility in certain rent agreement of the Company.

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Moreover, small holding stakes in some properties negatively impact its credit repayment capacity. Thus, as of December 31, 2020, the Company's weighted average holding stake was 41% (excluding a 4% holding stake in commercial properties in Texas). Let it be noted that this rate was impacted, inter alia, after completing the sale of a property portfolio in Germany, which was 100% owned by the Company. The small holding stakes in properties negatively impact the Company's access to liquidity from these properties due, inter alia, to inability to decide on actions such as realization, re-financing and/or dividend distributions.

Scorecard

		As of December 31, 2020		Midroog outlook
Category	Parameters	Measure [1]	Score	Measure	Score
Operating Environment	Area of Activity and Economic Environment	–	A.il	–	A.il
Business Profile	Total assets (USD in millions)	N/A	N/A	390-407	Baa.il
	Asset Quality, Asset and Tenant Diversity	–	Baa.il	–	Baa.il
Financial profile	Net Financial Debt to Net CAP	54%	Aa.il	64%-60%	A.il
	FFO LTM (USD in millions)	12.6	Baa.il	9-11	Baa.il
	Net Financial Debt to FFO LTM	13	Aa.il	22-24	A.il
	Unencumbered Assets to Total Assets	0%	Ba.il	0%	Ba.il
	Secured Debt to Investment Properties	57%	A.il	60%-57%	A.il
	Liquidity and Credit Line Balances to Unsecured Debt Principal Service for Representative Two- Year Period	>200%	Aaa.il	200%-180%	Aa.il
Derived rating					A3.il
Actual rating					Baa1.il

[1]
The ratios presented in this table are after Midroog's adjustments and may not be identical to those presented by the Company. Midroog's forecast includes Midroog assessments with regard to the issuer, in conformity with Midroog's base scenario, rather than the issuer's assessments.

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Company profile

Advanced Systems (1990) Ltd. In 1993, the Company was renamed Optibase Ltd. The Company was previously engaged in digital video technologies, and since 2009 has been engaged in the fixed income real estate business. Currently, the Company is engaged in purchase, holding and management of rental properties of various types in Switzerland and the USA. The Company is a public company with shares listed on NASDAQ. As of the rating report date, the controlling shareholder of the Company is the Capri Family Foundation.

Rating history

Related reports

Optibase Ltd. – Related Reports
Rating of Rental Property Companies – Methodology Report, May 2020
Adjustments to financial statements and presentation of key financial benchmarks for corporate ratings – Methodology Report, May 2020
Effect of Corona Virus outbreak on real estate market – Special Report – Sector Note, November 2020
Table of affinities and holdings

Midroog's rating scales and definitions

These reports are available on the Midroog website at www.midroog.co.il

General information

Rating report date:	May 25, 2021
Most recent rating revision date:	June 1, 2020
Initial rating issue date:	May 6, 2015
Rating initiated by:	Optibase Ltd.
Rating paid for by:	Optibase Ltd.

Information from the issuer

In its ratings, Midroog relies, inter alia, on information received from competent organs of the issuer.

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Long-Term Rating Scale

Aaa.il	Issuers or issues rated Aaa.il are those that, in Midroog scenario, have highest creditworthiness relative to other local issuers.
Aa.il	Issuers or issues rated Aa.il are those that, in Midroog scenario, have very strong creditworthiness relative to other local issuers.
A.il	Issuers or issues rated A.il are those that, in Midroog scenario, have relatively high creditworthiness relative to other local issuers.
Baa.il	Issuers or issues rated Baa.il are those that, in Midroog scenario, have relatively moderate credit risk relative to other local issuers, and could involve certain speculative characteristics.
Ba.il	Issuers or issues rated Ba.il are those that, in Midroog scenario, have relatively weak creditworthiness relative to other local issuers, and involve speculative characteristics.
B.il	Issuers or issues rated B.il are those that, in Midroog scenario, have relatively very weak creditworthiness relative to other local issuers, and involve significant speculative characteristics.
Caa.il	Issuers or issues rated Caa.il are those that, in Midroog scenario, have extremely weak creditworthiness relative to other local issuers, and involve very significant speculative characteristics.
Ca.il	Issuers or issues rated Ca.il are those that, in Midroog scenario, have extremely weak creditworthiness and very near default, with some prospect of recovery of principal and interest.
C.il	Issuers or issues rated C are those that, in Midroog scenario, have the weakest creditworthiness and are usually in a situation of default, with little prospect of recovery of principal and interest.

Note: Midroog appends numeric modifiers 1, 2, and 3 to each rating category from Aa.il to Caa.il. The modifier '1' indicates that the obligation ranks in the higher end of its rating category, which is denoted by letters. The modifier '2' indicates that it ranks in the middle of its rating category and the modifier '3' indicates that the obligation ranks in the lower end of that category, denoted by letters.

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